Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America

7th March 2005

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 3rd March 2005 in connection with the Continuing Connected Transaction of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

3/23

新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

ANNOUNCEMENT CONTINUING CONNECTED TRANSACTION

The Lease Agreement

The Board wishes to announce that on 24 February 2005, Hong Kong Island as Lessor and Sogo HK as Lessee entered into the Lease Agreement, pursuant to which the Lessee will lease the Premises from the Lessor for a fixed term of fifteen (15) years at a monthly rent to be calculated in accordance with the following schedule:

Year 1 — 10 of the term: 6.0% of the Monthly Gross Turnover
Year 11 — 15 of the term: 7.0% of the Monthly Gross Turnover

The Premises, the subject of the Lease Agreement, is owned by Hong Kong Island. CTF is a controlling shareholder of the Company and is, therefore, a connected person of the Company within the meaning of the Listing Rules. Sogo HK is an indirect non-wholly owned subsidiary of Real Reward Limited, a jointly-controlled entity owned by Go Create Limited, a wholly owned subsidiary of CTF. Sogo HK is, accordingly, a connected person of the Company within the meaning of the Listing Rules and the entering into of the Lease Agreement constitutes a connected transaction under the Listing Rules. As it is expected that the relevant percentage ratios involved under the Lease are more than 0.1% but less than 2.5%, the connected transaction as contemplated under the Lease Agreement is exempt from the independent shareholders' approval requirements but subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

THE LEASE AGREEMENT

Parties

Lessor:	Hong Kong Island Development Limited
Lessee:	Sogo Hong Kong Company Limited

Date 24 February 2005

Premises to be leased

Portion of G/F, Portion of P1 & The Entire P2 of The Amazon, 12 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong with a lettable floor area of approximately 114,974 square feet erected on All That piece or parcel of ground registered in the Land Registry as Kowloon Inland Lot No.10978.

Term

The term of the Lease Agreement shall be for a fixed term of fifteen (15) years and will commence from the Lease Commencement Date. The Lessee shall have an option to renew the Lease for a further period of five (5) years immediately after the expiry of the fixed term. Considering the fact that the Lessee had, at the outset, indicated to the Lessor that it will not consider any lease term which is less than twenty(20) years and taking into account the advantages and benefits in opting for monthly rent based on a percentage of the Lessee's Monthly Gross Turnover as mentioned below, the Company's management decided to accept the Lessee's offer to lease the Premises for a term of fifty (15) years with an option to renew the Lease for a period of five (5) years immediately after the expiry of the fixed term.

The Company has not entered into any other lease with any independent third party for the operation of department stores/retailers in Hong Kong.

Condition Precedent

The Lease shall be subject to the approval of the independent shareholders of Lifestyle International Holdings Limited, the holding company of Sogo HK, the shares of which are listed on the main board of the Stock Exchange.

Rent and payment terms

Rent shall be payable by the Lessee on monthly basis in arrears on the fifteenth (15th) day of the immediate following calendar month based, where practicable, on the total sales records on the cash registers or point of sale system for use at the Premises on the last day of each calendar month under the following schedule:

Year 1–10 of the term:	6.0% of the Monthly Gross Turnover
Year 11–15 of the term:	7.0% of the Monthly Gross Turnover
Year 16–20 (if the term is renewed)	7.0% of the Monthly Gross Turnover

Outgoing Charges shall, additionally, be payable by the Lessee on a monthly basis.

As the Lessee had indicated, at the outset, that it would not be willing to pay a minimum fixed amount of rent for the Premises, taking into account the fact that the Lessee would be bearing the risk of initially expending around HK$100 million to complete interior decoration and fitting out work for the Premises, it was considered by the Lessor's management, based on the strong track record of the Lessee's successful operations in Causeway Bay, that rent based on a percentage of the Lessee's Monthly Gross Turnover and payable on a monthly basis would better suit both parties to the Lease Agreement.

Rule 14A.35(1) of the Listing Rules provides, in relation to non-exempt continuing connected transactions, that, inter alia, under special circumstances where the nature of the transaction requires the agreement to be of a duration longer than three (3) years, the independent financial

adviser to the Company will be required to explain why a longer period for the agreement is required and to confirm that it is normal business practice for agreements of such type to be of such duration. The Board, accordingly, has appointed G.K. Goh Securities (H.K.) Limited ("GK Goh") as the independent financial adviser to advise the Directors in relation to the terms of the Lease Agreement who has the following reasons as to why a period exceeding three (3) years is required for the term of the Lease as contemplated under the Lease Agreement:

(i) The transaction contemplated under the Lease Agreement falls within the core business of the Group. GK Goh concurs with the view of the Directors that Sogo department store is one of the department stores in Hong Kong which offers a comprehensive range of quality merchandise, especially well-known brands and a long lease will provide additional stable income for the Group and facilitate the Lessee to remain more focused and committed in improving the visitor traffic to the shopping arcade of the Premises and enhances the value of the Premises;

(ii) The Premises will be engaged for the operation of a department store with total lettable area of approximately 114,974 square feet. Based on the existing terms of the Lease Agreement whereby the higher the Monthly Gross Turnover, the higher will be the rental, better performance of the department store would be beneficial to both the Leasee and the Lessor. Given the size of the Premises, the amount of time and investment in the region of approximately HK$100 million to be made by the Lessee to complete the interior decoration and fitting out works for the Premises for smooth operation as a department store, a long lease would allow the Lessee to enter into longer business arrangement with its consignors or concessionaries within the department store, thus to increase the Monthly Gross Turnover and the rental, which is in the interests of the Company and its shareholders as a whole;

(iii) GK Goh noted that in November 2004, a fellow subsidiary of the Lessee has entered into a long lease (20 years) in the PRC for the operation of a department store in Shanghai, which indicated the normal business practice for a department store of entering into a long lease;

(iv) GK Goh has been advised by the Company that the Group has also leased premises to a) a subsidiary of the Company in Hong Kong for the operation of department store/retailers for a term of approximately 6.5 years; and b) independent third parties in the PRC for the operation of supermarket in Tianjin and for the operation of department stores in Guangzhou for a term of 30 years and 20 years, respectively;

(v) Based on the findings of Chesterton Petty Ltd ("Chesterton"), an independent property consultant appointed by the Company, the leasing durations for major department stores in Hong Kong range from 6 to 15 years and a summary of the findings are as follows:

Department stores	**Longest duration of leases noted (years)**
A	6
B	9
C	12
D	15

(vi) Chesterton also considered that, in light of the usage of the Premises by the Lessee, the terms of the Lease Agreement including its duration are of normal commercial terms;

(vii) GK Goh noted from the announcement made by The Wharf (Holdings) Limited on 5 January 2005 that its wholly-owned subsidiaries have also entered into tenancy agreements with City Super Limited., a retailer store operator, which have a longer duration exceeding three years of up to six years and ten months; and

(viii) GK Goh has further reviewed prospectuses and circulars of companies listed on the Stock Exchange whose principal business are engaged in the operation of department stores and retail chain stores which require relatively significant amount of investment for the design, refurbishments and renovation of the leased premises, and noted that these listed comparables have also entered into leasing agreements exceeding three years with the longest duration of up to 30 years. Brief details as extracted from such prospectuses and circulars are as follows:

Name of comparable companies	**Longest duration of leases noted (years)**	**Location of the leases**
Lianhua Supermarkets Holdings Co., Ltd	20	Various cities of the PRC
Lifestyle International Holdings Limited	20	Shanghai
GOME Electrical Appliances Holding Limited	10	Various cities of the PRC
Wumart Stores, Inc.	30	Beijing

Having considered the above, GK Goh considered that it is normal business practice for leasing agreement of this type to be of such duration.

The Cap Amount

In accordance with the requirements set out in Rule 14A.35(2) of the Listing Rules, an initial annual cap of HK$75,000,000 has been set in relation to the total rent and Outgoing Charges achieved during each year of the term of the Lease. Such an annual cap is set based on the assumption that the total gross turnover of the Lessee at the Premises achieved in any year will be around HK$1,000,000,000 (based on the projection of the Lessee informed to the Lessor) during the term of the Lease.

Further announcement will be made after the initial three year period of the term of the Lease to inform the shareholders of the Company of the annual cap amount for the subsequent three year period.

Reasons for entering into the Lease Agreement

The core businesses of the Group include property development, property investments, hotel and infrastructure investments, services as well as telecommunications and technology. There had been another offer from an independent third party to lease the Premises towards the end of 2004 but the management of the Group considered the terms not so attractive and, therefore, declined such offer. The Directors (including the independent non-executive Directors) concur with the decision of the management that, even without a minimum rent provision, the Lease will provide additional stable income for the Group, help increase in visitor traffic to the shopping arcades of the Premises and the New World Centre and enhance their value. In addition, the Directors (including the independent non-executive Directors) also concur with the views of GK Goh regarding the

duration of the Lease. After taking into consideration the other offer, the Directors (including the independent non-executive Directors) consider the initial annual cap of HK$75,000,000 to be fair and reasonable and the terms of the Lease Agreement to be fair and reasonable and in the best interest of the Company and its shareholders as a whole.

General

The Premises, the subject of the Lease Agreement, is owned by Hong Kong Island, a wholly owned subsidiary of the Company. CTF is a controlling shareholder of the Company and is, therefore, a connected person of the Company within the meaning of the Listing Rules. Sogo HK is an indirect non-wholly owned subsidiary of Real Reward Limited, a jointly-controlled entity owned by Go Create Limited, a wholly owned subsidiary of CTF. Accordingly, Sogo HK is a connected person of the Company within the meaning of the Listing Rules and the entering into of the Lease Agreement constitutes a connected transaction under the Listing Rules. As it is expected that the relevant percentage ratios involved under the Lease are more than 0.1% but less than 2.5%, the connected transaction as contemplated under the Lease Agreement is exempt from the independent shareholders' approval requirements but subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

"Board"	the board of the directors of the Company
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"CTF"	Chow Tai Fook Enterprises Limited
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong Island"	Hong Kong Island Development Limited, a wholly owned subsidiary of the Company
"Lease"	the transaction contemplated under the Lease Agreement
"Lease Agreement"	the lease agreement dated 24 February 2005 entered into between Sogo Hong Kong Company Limited as the lessee and Hong Kong Island Development Limited as the lessor
"Lease Commencement Date"	15 September 2005 or the date of the Lessee's commencement of business whichever is the earlier or such other date as may be agreed between the Lessor and Lessee.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Monthly Gross Turnover"	the aggregate of all sales generated and/or received by the Lessee and/or (if applicable) its sublessee, licensees, and all other persons in whatever relationship with the Lessee from the operation of any trade and/or business carried on in from and/or upon the Premises in a calendar month including sales from goods and services of any and every kind and description sold and/or provided (whether on credit or otherwise) within or through the Premises and including goods and services contracted for and/or ordered at the Premises but delivered to customers elsewhere but less any credit and commission payable and employee's or other discount or rebate given and value of goods traded in and refunds given and excluding any complimentary service charges or tips and excluding any sales, value added or other similar tax imposed on or in respect of the sale or provision of any goods or services
"New World Centre"	a comprehensive development owned wholly by Hong Kong Island, including a shopping arcade with a total gross floor area of about 2,197,000 square feet and is adjacent to the Premises
"Outgoing Charges"	(1) air-conditioning charges and management fees currently at HK$862,305 per month (subject to annual revision by the Lessor or the manager of the Premises on a fair and reasonable basis); and (2) government rates currently at HK$186,780 per quarter
"Premises"	Portion of G/F, Portion of P1 & The Entire P2 of The Amazon, 12 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong erected on All That piece or parcel of ground registered in the Land Registry as Kowloon Inland Lot No.10978.
"Sogo HK"	Sogo Hong Kong Company Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

As at the date hereof, the board of directors of the Company comprises (1) Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Messrs. Liang Chong-Hou, David and Leung Chi-Kin, Stewart as executive directors; (2) Messrs. Cheng Yue-Pui, Cheng Kar-Shing, Peter, Chow Kwai-Cheung, Ho Hau-Hay, Hamilton and Liang Cheung-Biu, Thomas as non-executive directors; and (3) Lord Sandberg, Michael, Dr. Cha Mou-Sing, Payson, Mr. Cha Mou-Zing, Victor (alternate director to Dr. Cha Mou-Sing, Payson), Messrs. Yeung Ping-Leung, Howard and Lee Luen-Wai, John as independent non-executive directors.

By order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 3rd March, 2005

Please also refer to the published version of this announcement in the ***(The Standard)***